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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Final Amendment)

                           SUN HYDRAULICS CORPORATION
                   (NAME OF SUBJECT COMPANY AND PERSON FILING)

                        OPTIONS TO PURCHASE COMMON STOCK,
          PAR VALUE $.001 PER SHARE, HAVING AN EXERCISE PRICE OF $16.75
                         (TITLE OF CLASS OF SECURITIES)

                                   866942 10 5
                (CUSIP Number of Underlying Class of Securities)

                                ALLEN J. CARLSON
                             CHIEF EXECUTIVE OFFICER
                          1500 WEST UNIVERSITY PARKWAY
                             SARASOTA, FLORIDA 34243
                                 (941) 362-1200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                         THE PERSON(s) FILING STATEMENT)

                                 With a copy to:
                             GREGORY C. YADLEY, ESQ.
                         SHUMAKER, LOOP & KENDRICK, LLP
                                 TAMPA, FL 33602
                                 (813) 229-7600

                            CALCULATION OF FILING FEE

        Transaction Valuation*                  Amount of Filing Fee
     ------------------------------------------------------------------
              $203,438                                $41.00

*Calculated solely for purposes of determining the filing fee. This amount assumes that 26,250 shares of restricted stock of the Company will be issued in exchange for 105,000 options eligible to be purchased pursuant to this offer. The aggregate value of the shares of restricted stock was based on the closing price of the Company's common stock on June 8, 2001. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.


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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:      $41                Filing party:   Sun Hydraulics Corporation
Form of registration No.:    Schedule TO        Date filed:     June 12, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

                             INTRODUCTORY STATEMENT

         This Final Amendment to the Tender Offer Statement amends and supplements the Schedule TO filed with the Securities and Exchange Commission on June 12, 2001, as amended by Amendment No. 1 to Schedule TO filed on June 26, 2001 (as amended, the "Schedule TO"), and reports the final results of the offer (the "Offer") by Sun Hydraulics Corporation (the "Company") to purchase from 14 of its employees all outstanding options to purchase shares of the Company's common stock, par value $.001 per share, having an exercise price of $16.75 (the "Options") in exchange for shares of restricted stock, on the terms and subject to the conditions in the Offer to Purchase dated June 12, 2001, which was attached as Exhibit (a)(1) to the Schedule TO.

ITEM 4.      TERMS OF THE TRANSACTION.

             Item 4 is hereby amended and supplemented as follows:

             The Offer expired at 5:00 p.m., Eastern Daylight Savings Time, on July 12, 2001. The Company has accepted for purchase Options exercisable for 105,000 shares of its common stock. Subject to the terms and conditions of the Offer, the Company will issue 26,250 shares of restricted stock in exchange for the tendered Options. The Company will promptly forward to each optionholder whose options have been accepted for exchange a restricted share agreement, stock power form and 83(b) election form. Upon the Company's receipt of the properly executed restricted share agreement and stock power, the Company will issue the restricted stock to the account of each such optionholder.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment to the Schedule TO is true, complete and correct.

                                       SUN HYDRAULICS CORPORATION


                                       By:      /s/ Richard J. Dobbyn
                                           ------------------------------------
                                                  Richard J. Dobbyn

Dated:  July 17, 2001